February 12, 2013

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Reynolds,

Re:      AIM Exploration Inc.

Registration Statement on Form S-1

Filed June 12, 2012

File No. 333-182071

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

ANSWER:  We did not, nor did anyone on our behalf, provide any written communications, as defined in Rule 405 under the Securities Act, to potential investors.  Furthermore, we did not produce or provide any research reports about us in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act to any broker or dealer.

2.      Please include the date the registration statement was filed on the cover of the registration statement.

ANSWER: The date has been included on the cover page.

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Summary Financial Information, page 6

3.      We note your response to comment 5 in our letter dated July 9, 2012 and see that you have amended your summary financial information to include information as of August 31, 2011 and August 31, 2010 and for the nine months ended May 31, 2012 and cumulative periods ended May 31, 2010 and May 31, 2011.  We note the following regarding your revised tables:

•         Labeling of your financial information as either “audited” or “unaudited” should correspond to the financial statements in your filing.  For example, we note you have labeled your balance sheet information as of August 31, 2010 as “unaudited”, whereas your financial statements indicate that these amounts have been audited.  Please revise your headings to correctly identify information as audited or unaudited.

•         Revise your tables to include summary financial information for each of the annual periods included in your filing.

•         Cumulative income statement information included should be presented to the date of your most recent interim period presented.

            ANSWER:We have made the requested changes.

Risk Factors, page 7

4.      Your revisions in response to comment 6 in our letter dated July 9, 2012 should address not only the example provided but all material risks to doing business in the Philippines including, as further examples, risks relating to the acquisition of permits, taxation and enforcement of contracts.  Please revise further.

ANSWER: The requested revisions have been made.

Description of Business, page 14

5.      Please provide the complete description of the agreement to purchase shares of Pah-Hsu-Qhuin Philippines Mining, as requested in comment 11 in our letter dated July 9, 2012.  Also, provide a complete description of the terms of the management agreement referenced in your revised disclosure on page 14.  File both agreements as exhibits.

ANSWER: The requested information has been included.

6.      We note your response to comment 13 in our letter dated July 9, 2012.  Please provide disclosure regarding the amount paid for your property and the conditions that must be met to retain your rights, claims or leases; including the quantification and timing of all necessary payments.

ANSWER: We have provided the requested information.

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7.      We note your response to comment 14 in our letter dated July 9, 2012 and we reissue the comment.  Supplementally, and not as part of your filing, please provide the requested information pursuant to paragraph (c)(3) of Industry Guide 7.

ANSWER:  The various documents, such as title documents and operating permits, etc. have been included as Schedule A to this letter.

8.      We note your response to comment 15 in our letter dated July 9, 2012.  Please provide disclosure regarding the infrastructure located on your property, including a source for power and water.

ANSWER: The requested information has been provided.

9.      We note your response to comment 18 in our letter dated July 9, 2012.  Please remove all estimates of quantities of mineralization until you have defined a proven or probable reserve pursuant to paragraph (b)(5)(3) of Industry Guide 7.

ANSWER:  We have removed the estimates.

World Market, page 15

10.  We note your response to comment 16 in our letter dated July 9, 2012.  Please disclose in the filing the basis for all of your assertions about the price and volume information disclosed in the Domestic Market and World Market sections.  If this information is not publicly available, identify the buyers with whom you had discussions and the data provided by such buyers. Clarify the portion of the feldspar market represented by the buyers with whom you had discussions.  Provide an analysis of how the data provided by the buyers supports your claims regarding volume and pricing in the feldspar market.

ANSWER:We have removed the section titled "World Market".

11.  We note your response to comment 20 in our letter dated July 9, 2012.  Please tell us when you intend to file an amendment containing the revised disclosure.

ANSWER:We will provide a response to this comment in a subsequent amendment.

Prior Exploration, page 18

12.  It remains unclear from your revisions in response to comment 21 in our letter dated July 9, 2012 when your mining leases expire.  Please clarify.  Also, clarify the current status of the renewal of each of the leases.

ANSWER:The revisions have been made.

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Our Planned Exploration Program, page 19

13.  Please update your disclosure in this section as requested in comment 22 in our letter dated July 9, 2012.

ANSWER:The disclosure has been updated.

14.  We acknowledge your response to comment 23 in our letter dated July 9, 2012 and will review the supporting documentation upon receipt.

ANSWER:  We will provide a response to this comment in a subsequent amendment.

15.  It remains unclear from your disclosure and your response to comment 24 in our letter dated July 9, 2012 whether you have existing customers.  Please clarify the status of the customers you disclose and the extent to which you are dependent upon particular customers.

ANSWER:We have made attempts to answer your question in a clear manner.

Compliance with Government Regulation, page 19

16.  As requested in comment 25 in our letter dated July 9, 2012, please provide a materially complete description of the regulations that affect your business.

ANSWER:We have included that the mining claims are covered by the provisions of the Mining Act of 1995.

Directors, Executive Officers, Promoters and Control Persons, page 25

17.  Clearly state the specific experience, qualifications, attributes or skills that led to the conclusion that either Gregorio Formoso or Guil Rivera should serve as a director, as requested in comment 27 in our letter dated July 9, 2012.

ANSWER:The requested information has been included in the disclosure.

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18.  Refer to comment 28 in our letter dated July 9, 2012.  We note that you deleted the dates in which Guil Rivera served in various positions.  Please disclose clearly the dates each of your officers and directors served in the roles you disclose and describe the nature of their activities in those roles, not merely their titles.

ANSWER:  Mr. Rivera has been a director since our inception on February 18, 2010.  He has not held any other positions.  We have included the nature of the role he plays in our company.

Certain Relationships and Related Transactions, page 27

19.  Please clarify the date of the loans from Guil Rivera referenced in your revised disclosure.

ANSWER: The loans are dated during our fiscal year ended August 31, 2012 and this has been changed in the disclosure.

AIM Exploration, Inc. Financial Statements August 31, 2011

20.  Please update and include the audited financial statements for the two years ended August 31, 2012 in your next amendment to comply with Rule 8-08 of Regulation S-X.  Please note that you will need to update management’s discussion and analysis to discuss the two year comparative period and update other corresponding financial information throughout your filing.

ANSWER: We have updated our financial statements.

Audited Financial Statements for the Fiscal Year Ended August 31, 2011

General

21.  Your correspondence does not provide a response to comment 30 in our letter dated July 9, 2012.  Please provide a substantive response addressing each of the points in prior comment 30 in your next response letter.

ANSWER:  We have made the requested revisions to our financial statements.

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Note 6 - Income Taxes, page F-6

22.  We note your response to comment 31 in our letter dated July 9, 2012 indicating that you have included appropriate labeling of your table included in your tax footnote.  However, we do not see any corresponding revisions in your amended filing.  Please revise your table to include the requested labels.

ANSWER: We have included labels for our table.

Please contact me with any further questions.

Regards,

AIM EXPLORATION INC.

Per. /s/ Gregorio Formoso

Gregorio Formoso

President & CEO

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Republic of the Philippines
Department of the Interior and Local Government
BUREAU OF FIRE PROTECTION
Region I
OFFICE OF THE MUNICIPAL FIRE MARSHAL
Pasuquin, Ilocos Norte

Number: R01-IN-PASUQUIN 2012-159

FIRE SAFETY INSPECTION CERTIFICATE

JAN 30 2012
Date

TO WHOM IT MAY CONCERN:

By virtue of the provisions of Republic Act No.9514, otherwise known as the Fire Code of the Philippines of 2008, **PAH-HSU-QHUIN PHILS. MINING CORPORATION** owned and managed by
(Name of Establishment)

ALICE R VENTURA with postal address at Brgy. 10, Pasuquin,Ilocos Norte
(Name of Owner/Representative) ***(Location of Establishment)***
is hereby granted this FIRE SAFETY INSPECTION CERTIFICATE after said building or occupancy has been duly inspected for fire safety with the finding that it has substantially complied with the fire safety and protection requirements of the Fire Code of the Philippines of 2008 and its Implementing Rules and Regulations.

This certificate is issued on condition that all Fire Code provisions now adopted, or shall thereafter be adopted, shall continue to be complied with.

This certification is valid for business permit. only
(State if application for occupancy permit or business permit)

Violation of Fire Code provisions shall *ipso facto* cause this certificate null and void, and shall hold the owner of the building liable to the penalties provided for by the said Fire Code.

Fire Code Fee:
Amount Paid: *P 657.25*
O.R. Number: *994917*
Date: *25 Jan. 2012*

RECOMMENDING APPROVAL:

SFO1 Danilo G Corpuz BFP
Chief, Fire Safety Enforcement Section

APPROVED:

F/INSP REYNALDO M DOMINGO BFP
Municipal Fire Marshal

NOTE: *This Certificate does not take the place of any license required by law and is not transferable. Any change in the use of occupancy of the premises shall require a new certificate.*

"FIRE SAFETY

Original (Applicant/Owner's copy)
Duplicate (BO/BPLO, as the case may be)
Triplicate (BFP copy)

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Republic of the Philippines
MINISTRY OF NATURAL RESOURCES
Diliman, Quezon City

IN RE:

IN THE MATTER OF RENEWAL OF LODE LEASE CONTRACTS NOS. V-319, V-429 and V-521.

HEIRS OF PABLO J. NAVAL AND LOLITA L. NAVAL,
Applicants-Lessees.

LOCATION:

Barrio	:	Carcan
Mun.	:	Pasuquin
Prov.	:	Ilocos Norte
Island	:	Luzon

x - - - - - - - - - - - - - - - x

O R D E R

WHEREAS, the records show that Pablo J. Naval and Lolita L. Naval are the applicants-lessees of Lode Lease Contracts Nos. V-319, V-429 and V-521 granted on March 26, 1960, May 17, 1962 and June 5, 1964 embracing "FABIANO", "NAIDA", and "[illegible]" mining claims, respectively, in Carcan, Pasuquin, Ilocos Norte;

WHEREAS, before the expiration of the aforesaid lease contracts, applicants-lessees, through the heir Alice N. Ventura, administratrix, requested for the renewal of the aforementioned lease contracts;

WHEREAS, pursuant to existing mining decrees and its implementing rules and regulations, the Bureau of Mines and Geo-sciences sent Mining Engineers Benjamin M. de Vera and Theodore Manuel B. Pestaño to evaluate the said claims and in their technical report the remaining ore reserves amount to 7,098,797 metric tons more than sufficient to justify and grant the renewal; and

WHEREAS, the records further show that the applicants-lessees are up-to-date in filing the required Affidavits of Annual Work Obligations, have paid all rentals on the subject mining claims and have filed the required applications for availments pursuant to Section 100 of Presidential Decree No. 463, as amended which applications were duly approved.

IN VIEW OF THE FOREGOING, and considering the applicants-lessees have not violated the terms and conditions of the lease contracts and the renewal thereof does not contravene the provisions of existing laws, mining decrees and the rules and regulations promulgated thereunder, the aforesaid Lode Lease Contracts Nos. V-319, V-425 and V-521 should be, as hereby they are, RENEWED for another twenty-five (25) years effective on the day immediately after their expirations thereof.

SO ORDERED.

Diliman, Quezon City, Philippines, APR 02 1985.

ORIGINAL SIGNED
Minister

RECOMMENDED BY:

JUANITO C. FERNANDEZ
Director

I hereby certify that the foregoing is a true and correct xerox copy of Order on file with [illegible] Regional Office No. I. This certified copy which consist of (1) one pages is issued this 22nd day of July 1998 at the request of PAH-HOU-CHUIN [illegible] who has paid the charges hereof in the amount of P16.00 evidenced by Official Receipt No. 5801200 dated 22 JUN 1998, 19__

NATIVIDAD A. FARELLA
MINING CLAIM EXAMINER II

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9

Republic of the Philippines
Department of Environment and Natural Resources
MINES AND GEOSCIENCES BUREAU
Regional Office No. I
San Fernando City, La Union

Aug. 1, 2011
Date

THE MUNICIPAL TREASURER
Pasuquin, Ilocos Norte

Sir/Madam:

Please allow **Alice Raval Ventura**, holder of **Mining Lease Contract (MLC) Nos. MLC 000425 and MLC 00521** to pay the amount of **Php 6,750.00 plus corresponding penalties** as Occupation Fees for the CY 2007, 2008, 2009, 2010, and 2011 due from the Contract Area covering **18.00 hectares** located within your area of jurisdiction.

Very truly yours,

ROEL A. COLLADO
OIC, Mine Management Division

CERTIFICATION

Aug. 1, 2011

Sir:

This is to certify that **Alice Raval Ventura** paid the amount of Six Thousand seven hundred fifty pesos (Php 6,750 -) representing Occupation Fee for Year 2007 - 2011 under O.R. No. 2887117 dated Aug. 1, 2011.

f. ELY LAZO LAGUATAN, AMT
Municipal Treasurer

10-24-12
ARNOLD ANSAGAY

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BIR
FORM NO. **1556**
APRIL 1994

REPUBLIKA NG PILIPINAS
KAGAWARAN NG PANANALAPI
KAWANIHAN NG RENTAS INTERNAS

CERTIFICATE OF REGISTRATION

NAME OF TAXPAYER/WITHHOLDING AGENT Fah-Hsu-Qhuin Phils. Mining Corporation	RDO CONTROL NO. V-98-01-000054
BUSINESS TRADE NAME (If different from name of taxpayer/withholding agent)	DATE OF REGISTRATION January 26, 1998
BUSINESS ADDRESS Cr. [illegible]. Gomez & McKinley Sts., Bgy. [illegible]11, Laoag City	TAXPAYER IDENTIFICATION NO. 005-192-773
RESIDENCE ADDRESS (If single proprietor)	LINE OF BUSINESS/INDUSTRY OR PROFESSION CODE 1199

ISSUED FOR (CHECK APPROPRIATE BOX/ES)

[/] 1 HEAD OFFICE [x] 2 BRANCH [x] 3 OTHERS (Specify) ____________

[/] A VALUE-ADDED TAX TAXPAYER
[x] B NON-VAT TAXPAYER
[/] C EXCISE TAXPAYER
[/] D WITHHOLDING AGENT
[x] E BRANCH OFFICE WHERE NO FILING OF RETURN IS REQUIRED AND TAX PAYMENT IS DUE
[x] F STORAGE PLACE/PREMISES WHERE INVENTORY OF GOODS IS KEPT
[x] G NON-STOCK, NON-PROFIT TAXPAYER
[ ] G 1 ENGAGED IN TRADE OR BUSINESS
[ ] G 2 NOT ENGAGED IN TRADE OR BUSINESS

I HEREBY CERTIFY THAT THE ABOVE-NAMED PERSON IS REGISTERED AS INDICATED ABOVE UNDER THE PROVISIONS OF THE NATIONAL INTERNAL REVENUE CODE, AS AMENDED.

JOSUE E. IMPERIO
SIGNATURE OF REVENUE DISTRICT OFFICER OVER PRINTED NAME
RDO NO. ___I___ STATION TOWN ___Laoag City___

GUIDELINES AND INSTRUCTIONS

1. EACH HEAD OFFICE, BRANCH, STORAGE PLACE AND PLACE OF PRODUCTION SHALL BE ISSUED THIS CERTIFICATE BY THE RDO WHERE THE APPLICATION FOR REGISTRATION HAS BEEN FILED.
2. THIS CERTIFICATE MUST BE EXHIBITED CONSPICUOUSLY IN THE PLACE OF BUSINESS.
3. THIS CERTIFICATE MUST BE SURRENDERED TO THE RDO BEFORE APPROVAL OF ANY TRANSFER, CHANGE OF STATUS AND/OR CLOSURE.
4. THE RDO SHALL CROSS OUT THE BOXES WHICH ARE NOT COVERED BY THIS REGISTRATION.

11

Application Form for Business

Application No. 2012-280

ASSESSMENTS:

LOCAL TAXES	REFERENCE	AMOUNT DUE	PENALTY	TOTAL	ASSESSED BY
Gross Sales Tax					
Retailers - Sari-sari					
Domestic liquor					
Mfd. Tobacco					
Beer					
Canteens/Restaurant/Food Caterers					
Tax on signboard /billboards					
Tax on storage for combustible/flammable or explosive substance					
Other business: MINING		2,625.			
REGULATORY FEES AND CHARGES					
Mayors Permit Fee		3,500			
Tax Clearance		50..			
Health Certificate		82.50			
Sanitary Fee		100.			
Weight/Measures					
Garbage Charges					
Delivery Trucks/Vans Permit Fee					
Building, Electrical & Mechanical Ins. fee					
Signboard/Billboard Renewal Fee					
Signboard/Billboard Permit Fee					
Building Inspection Fee					
Governor's permit		200			
Others: Stick		15			
GRAND TOTAL		6,622.50			

VERIFICATION OF DOCUMENTS	Office/Agency	Date Issued	VERIFIED BY:
SSS Clearance			
✓ Barangay Clearance		1-14-12	
DTI			
✗ SSS Clearance			
✗ BIR Clearance			
✗ PHILHEALTH Certifictae/Clearance			
Tax Clearance(CND).			
Financial statement (Renew)			
✗ Sanitary (Except Tricycle)/Health Clearance		1-30-12	
Zoning Clearance			
Occupancy Permit			
✓ Fire Safety Inspection Certificate		1-30-12	
Recent ID Picture (1x1)			
✓ CTC of Employees based on their salaries			
Others, please specify:			

Assessment reviewed by:

JULIET G. BACUD
Licensing Officer

Approval recommended by:

ERNELINE L. CARIAGA
Municipal Treasurer

Approved by:

VICTORIA ANDREA M. PERALTA-AGUINALDO
Municipal Mayor

12

Application Form for Business Permit

Tax Year 2012

CITY/MUNICIPALITY Pasuquin

	New		**Amendment:**		**Mode of Payment**
✓	**Renewal**		From Single to Partnership		**Annually**
	Additional		From Single to Corporation		**Bi-Annually**
			From Partnership to Single		**Quarterly**
	Transfer:		From Partnership to Corporation		
	Ownership		From Corporation to Single		
	Location		From Corporation to Partnership		

Date of Application:	DTI/SEC/CDA Registration No.: 0034/860
Reference No.:	DTI/SEC/CDA date of registration: 1998
Type of Organization: ( ) Single ( ) Partnership	CTC No.. 29439804 TIN: 005 - 192.773
(✓) Corporation ( ) Cooperative	

Are you enjoying tax incentive from any Government Entity? ( ) yes ( ) no Please specify the entity:

Name of Tax payer: ALICE RAVAL VENTURA

Last Name VENTURA	First Name ALICE	Middle Name RAVAL

Business Name: PASH - ASU - OHTUIH PAILS. MINING CORPORATION

Trade name/Franchise:

Name of President/Treasurer of corporation:

Last Name	First Name	Middle Name

Business Address	**Owner's Address**
House No./Bldg. No.	House No./Bldg. No.
Building Name	Building Name
Unit No.	Unit No.
Street	Street 63 GOV. PRIMO LAZORO AVENUE
Barangay 10 ESTANCIA	Barangay 8
Subdivision	Subdivision
City/Municipality PASUQUIN	City/Municipality LAOAG CITY
Province ILOCOS NORTE	Province ILOCOS NORTE
Tel. No.	Tel. No.
Email Address	Email Address
Property Index Number (PIN):	
Business Area (in sq m):	Total No. of Employees in Establishment: / # of Employees Residing in LGU:

If Place of Business is Rented, please identify the following : **Lessor's Name**

Last Name:	First Name:	Middle Name:	**Monthly Rental:**

Lessor's Address

House No./Bldg. No.	Subdivision
Street	City/Municipality
Barangay	Province
Tel. No.	Email Address:
In case of Emergency:	Contact Person/ Tel No./Mobile phone no./email address:

Business Activity		No. of Units	Capitalization (for new business)	Gross Sales / Receipts (for renewal)	
Code	Line of Business			Essential	Non-essential
	MINING				

Oath of Undertaking

I undertake to comply with regulatory requirement or deficiencies within 30 days from the issuance of business permit, otherwise permit will be forfeited.

By [signature]
ALICE RAVAL VENTURA
SIGNATURE OF APPLICANT OVER PRINTED NAME:

CHAIRMAN / CEO
POSITION/TITLE

13

DEPARTMENT OF TRADE & INDUSTRY PHILIPPINES

This certifies that

PAH-HSU-QHUIN PHILS. MINING CORPORATION

#63 P. LAZARO AVE., BRGY. 8
LAOAG CITY, ILOCOS NORTE

is a business name registered in this office pursuant to the provisions of Act 3883, as amended by Act 4147 and Republic Act No. 863, and in compliance with the applicable rules and regutations prescribed by the Department of Trade and Industry.

This certificate issued to

PAH-HSU-QHUIN PHILS. MINING CORPORATION

is valid from February 8, 2008 to February 8, 2013 subject to continuing compliance with the above-mentioned laws and all applicable laws of the Philippines, unless voluntarily cancelled.

In testimony whereof, I hereby sign this

Certificate of Business Name Registration

and issue the same on this 8th day of FEBRUARY 2008, in LAOAG CITY, Philippines.

BENJAMIN M. GARCIA JR.
Provincial Director

Certificate No. 00341860

This certificate is not a license to engage in any kind of business and valid only at the place indicated herein.

01/08/2008
DSJ2003
0028025294

TRN 1824159

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2012

Republic of the Philippines
Province of Ilocos Norte
MUNICIPALITY OF PASUQUIN

MAYOR'S BUSINESS PERMIT

To Whom It May Concern:

This is to certify that **ALICE RAVAL VENTURA** has satisfactorily complied with the municipality's requirements for the herein cited enterprise, viz:

Permit No.: 2012 – 073 CY: 2012 Date Issued: January 30, 2012

Business Name: **PAH-HSU-QHUIN Phils. Mining Corp** Marker No:

Business Address: Brgy. 10 Estancia Pasuquin, Ilocos Norte Contact No:

Authorized Representative: N/A Capital:

Nature of Business: Mining

Approved:

VICTORIA ANDREA M. PERALTA-AGUINALDO
Municipal Mayor

O.R. No. : 6485754 X
Date : January 16, 2012
Expiry Date : December 31, 2012

Note: This permit may be revoked anytime for failure to comply with the Municipal Revenue Code and other laws and pertinent ordinances on business enterprise.

15

Pasuquin, Ilocos Norte
Department of Health and Sanitation

MUNICIPAL HEALTH OFFICE

MUNICIPAL HEALTH OFFICE
Pasuquin, Ilocos Norte
Tel No. 763-1033

SANITARY INSPECTION SECTION

SANITARY PERMIT TO OPERATE

Issued to ALICE RAVAL VENTURA
Registered Name

PAH-HSU-QHUIN PHILS. MINING CORPORATION
Type of Establishment

Address **BRGY. #** 10 ESTANCIA **PASUQUIN, I. NORTE**

Sanitary Permit No.: SP-01 **Date Issued:** 01-30-2012

Date of Expiration: **December 31, 2012**

This permit is not transferable and will be revoked for violation of Sanitary Rules and Regulations of PD 522 and 856 and pertinent Local Ordinances.

Recommending Approval:

DENNIS M. CURAMMENG, RN
Sanitation Inspector /Designate

Approved:

ROLANDO A. DUMLAO, MD
Municipal Health Officer

16

Republic of the Philippines
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Mandaluyong City
Metro Manila

SEC Reg. No. A1997-20381

CERTIFICATE OF INCORPORATION

KNOW ALL MEN BY THESE PRESENTS:

This is to certify that the Articles of Incorporation and By-Laws of

PAH-HSU-QHUIN PHILS. MINING CORPORATION

re duly registered by the Commission on this date upon the issuance of this Certificate of orporation in accordance with the Corporation Code of the Philippines (Batas bansa Blg. 68), approved on May 1, 1980 and copies of said Articles and By-Laws are to attached.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the seal of this ission to be affixed at Mandaluyong City, Metro Manila, Philippines, this 21st **day** ovember **, Nineteen Hundred and** ninety- seven **.**

SONIA M. BALLO
Director
Corporate and Legal Department

17

5

BS - B5

COVER SHEET

PAK-HSU-QEUIN PHILS. MINING CORPORATION
(Company's Full Name)

Corner P. Gomez/McKinley Streets, 2900
Laoag City, Philippines
(Company's Address: No. Street City / Town / Province)

(077) 773 - 2748
Company's Telephone Number

December 31
(Fiscal Year Ending)
(Month & Day)

1st Sunday of March
(Annual Meeting)

FOR EXPRESS LANE USE ONLY

FOR REGISTRANTS WITH CORPORATE SUBSCRIBERS: **none**

RELATIONSHIP TYPE (RELN TYPE)
S- PARENT COMPANY (If registrant is a subsidiary)
A-AFFILIATE (Of the registrant) O-OTHERS ____________

RELN	SEC NUMBER	COMPANY NAME
	n/a	

Certified Correct: **ALICE RAVAL-VENTURA** POSITION: **President/Chief Executive Officer**
(Signature over printed name) DATE: **October 18, 1997**

Do not fill below this line

Securities & Exchange Commission
Cashier
Express Lane
RECEIVED
By: 10-21-97
Cashier

Central Receiving Unit

LCU

SEC No. A1997 - 20381

FILE No. 01-243197

DOC. ID 1001 - 411

AREA CODE / / / / / / /
IND. CODE / / / / / / /

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